UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 0-30946

BENNETT ENVIRONMENTAL INC.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Suite 208 – 1540 Cornwall Road

Oakville, Ontario, Canada L6J 7W5

Tel.: (905) 339-1540

(Address, including ZIP code, and telephone number, including area code of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration of the Exchange.

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bennett Environmental Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 4, 2006	By:	/s/ Andrew Boulanger	Chief Financial Officer
Date		Name	Title